SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 7, 2005	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index
NOTICE OF MEETING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Date: February 7, 2005

Form 6-K Exhibit Index

Exhibit No.

1.	“Notice of Annual and Special Meeting of Shareholders and Notice of Record Date.”

EnCana Corporation EnCana on 8th 1800 855 2nd Street SW PO Box 2850 Calgary AB Canada T2P 2S5 February 7, 2005	tel: (403) 645-2000 www.encana.com

To:	Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Office of the Administrator
of Securities	Newfoundland Department of Government
     Services and Lands, Securities Division
Nova Scotia Securities Commission
Prince Edward Island, Securities Division
Northwest Territories, Registrar of Securities
Nunavut Territory, Registrar of Securities
Yukon Territory, Registrar of Securities

cc:	Toronto Stock Exchange New York Stock Exchange, Inc. (via fax) The Canadian Depository for Securities Ltd. (via fax)

Re:	EnCana Corporation Notice of Annual and Special Meeting of Shareholders and Notice of Record Date

     We advise the following with respect to the upcoming Annual and Special Meeting of Shareholders of EnCana Corporation:

1.	Meeting Type	Annual and Special
2.	Securities Entitled to Receive Notice of & Vote at the Meeting	Common Shares
3.	CUSIP Number	292505 10 4
4.	Record Date for Notice & Voting	Monday, March 7, 2005
5.	Beneficial Ownership Determination Date	Monday, March 7, 2005
6.	Meeting Date	Wednesday, April 27, 2005
7.	Meeting Location	Calgary, Alberta
8.	Routine Business Only	No

Per:	“Kerry D. Dyte”
Kerry D. Dyte, Corporate Secretary